RUSSEL METALS/NEWS


                     FOR IMMEDIATE RELEASE

STOCK SYMBOL:  TSE: RUS.A                              NASDAQ: RUSAF


RUSSEL METALS REPORTS SECOND QUARTER  RESULTS

TORONTO (August 14, 1996) -- Russel Metals Inc. today reported second quarter earnings of
$2.4 million or two cents per share, compared to earnings of $5.2 million or eight cents per share
in the second quarter of last year. Metals earnings in the quarter were higher than the previous
three quarters.

The Company's consolidated revenues for the quarter decreased by 6.6% to $377.5 million
compared to $404.3 million in the second quarter of last year. Metals segment revenues declined
4.2% in the quarter reflecting lower selling prices and volumes. Metals second quarter revenue
showed an improvement of  4.2% compared to the first quarter of 1996.

Metals operating profit in the quarter declined to $9.6 million from $18.0 million in the
comparable quarter of 1995. The second quarter of 1995 was one of the industry's strongest
quarters in the current cycle. Lower volumes and steel prices in the current quarter combined with
continuing customer resistance to price increases by the steel mills, were the principal reasons for
the lower Metals earnings. Metals second quarter operating profit was ahead $4.6 million when
compared to the fourth quarter of fiscal 1995 and ahead $2.5 million compared to the first quarter
of this year.
                                                          .../2

                             - 2 -

Reduced revenue and operating margins in the Transport operations for the current quarter relate
primarily to the absence of the White Pass Petroleum operations that were sold effective May 31,
1995. Sales of comparable Transport operations were ahead 5% in the quarter compared to the
same quarter last year, while operating earnings did not change.

Interest costs declined $3.5 million, or 33%, from the second quarter of 1995 to
 $7.1 million in
the current quarter. The reduction in Metals working capital requirements combined with
proceeds from the sale of non-metals assets are the principal factors contributing to the lower
interest costs.

Russel Metals Chairman and Chief Executive Officer, John S. Pelton, commented,
 "The recently
announced arrangement with Samuel, Son & Co. Ltd. to exchange assets and establish supply
agreements, together with other important reorganization and expansion initiatives underway will
substantially improve efficiency and profitability levels in our Company."

Russel Metals is one of the five largest distributors and processors of metal and metal products in
North America through its network of 59 service centers. The Company's operating units trade
under various names including Russel Metals, Drummond McCall, Baldwin
 International, Bahcall
Group, Total Distributors, Pioneer Steel & Tube, Copco Steel, Comco Pipe and
 Supply and
Wirth Limited. Russel Metals also has investments in the transportation sector.

                              -30-
For further information, contact:
David Fine
Vice President Planning
and Communications,
Russel Metals
(905) 819 - 7402

                        RUSSEL METALS INC.
             CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                              ($000)

                                             June 30,                 December 31,
                                              1996                1995
                                                                (Restated)
Current assets
    Accounts receivable                          $231,966          $206,419
    Income taxes recoverable                       11,940            11,940
    Inventories                                   242,275           242,568
    Prepaid expenses and other assets               6,858             3,247
                                                  493,039           464,174
Fixed assets
    Property, plant and equipment                 160,127           161,526
    Property held for resale                       59,617            57,224
                                                  219,744           218,750
Other assets
    Long-term receivable                           22,642            22,676
    Other investments                              15,842            16,441
    Deferred charges                               12,710            14,218
    Goodwill                                       11,585            12,160
    Deferred income taxes                          61,855            57,089
                                                  124,634           122,584

                                                 $837,417          $805,508


Current liabilities
     Bank indebtedness                          $  91,758          $ 63,987
     Accounts payable and accrued liabilities                177,163               170,242
     Current portion of long-term debt             21,510            21,264
                                                  290,431           255,493

Long-Term Debt                                    180,938           183,807

Shareholders' Equity                              366,048           366,208

                                                 $837,417          $805,508

                        RUSSEL METALS INC.
         CONSOLIDATED STATEMENTS OF EARNINGS (UNAUDITED)
                      Quarter ended June 30

($000, except for per share amounts and average shares outstanding)

                               Quarter Ended      Six Months Ended
                                      June 30,                     June 30,
                                    1996              1995               1996                1995
                                                       (Restated)                                                   (Restated)

Sales and services
     Metals                        $338,259          $353,051           $663,042            $703,199
     Transport                       39,283            51,241             71,223              98,766

                                   $377,542          $404,292           $734,265            $801,965

Earnings before interest and taxes
     Metals                       $   9,562         $  18,045          $  16,665           $  38,247
     Transport                        4,232             4,325              3,963               5,535
     Corporate                       (2,645)           (2,660)                           (5,389)                       (5,245)

                                     11,149            19,710             15,239              38,537

Interest                              7,050            10,591             14,082              20,456

Earnings before income taxes                  4,099        9,119                1,157                        18,081

Provision for income taxes            1,681             3,875                549                         7,851

Net earnings for the period      $    2,418        $    5,244        $       608                     $  10,230

Net earnings (loss) per common share
     Basic                            $0.02             $0.08             ($0.04)    $0.16
     Fully diluted                    $0.02             $0.08             ($0.04)              $0.16


Average shares outstanding       51,007,864        51,007,864         51,007,864          51,007,864

                        RUSSEL METALS INC.
     CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                           (UNAUDITED)
                     Six Months ended June 30

($000)
                                                    1996             1995
                                                                  (Restated)
Operating activities
     Net earnings from continuing operations  $        608                   $ 10,230
     Depreciation and amortization                   9,110            8,617
     Deferred income taxes                          (4,861)                     2,909
     Accrued revenue - deferred income taxes          (326)                      (391)
     Loss (gain) on sale of fixed assets                         109                         (7)
Cash from continuing operations                      4,640                     21,358

Changes in working capital items
     Accounts receivable                           (25,569)                   (20,247)
     Inventories                                       251                    (32,694)
     Accounts payable and accrued liabilities                  6,703           25,464
     Other                                                    (3,611)                         (3,258)
Cash used in continuing operating activities       (17,586)                    (9,377)

Financing activities
     Decrease in long-term debt                     (2,242)                    (3,250)
     Decrease in long-term receivable                            360                     2,335
     Distributions                                            (2,415)                         (2,288)
Cash used in financing activities                   (4,297)                    (3,203)

Investing activities
     Purchase of fixed assets                                 (8,217)                        (29,851)
     Proceeds on sale of fixed assets                1,222              416
     Proceeds on sale of subsidiary company            411           34,074
     Purchase of subsidiary companies                   -           (4,857)
     Other                                                     1,928                      3,607
Cash from (used in) investing activities                      (4,656)                          3,389

Decrease in cash from continuing operations                  (26,539)                         (9,191)

Cash used in discontinued operations                (1,232)                   (27,386)

Decrease in cash                                   (27,771)         (36,577)
Cash position, beginning of the period                       (63,987)                        (99,122)

Cash position, end of the period                  $(91,758)                 $(135,699)


NOTE:  Cash position represents bank indebtedness.

                        Russel Metals Inc.
             Management's Discussion and Analysis of
          Financial Condition and Results of Operations
              For The Six Months Ended June 30, 1996




The following management discussion and analysis of financial condition and results of
operations should be read in conjunction with the audited Consolidated Financial
 Statements
for the year ended December 31, 1995 including the notes thereto, and the accompanying
condensed unaudited Consolidated Financial Statements for the quarter and six months ended
June 30, 1996.  In the opinion of management, such interim information contains all
adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation
of the results of such periods.  The results of operations for the periods shown are not
necessarily indicative of the results for the full year.  All dollar references in this report are in
Canadian dollars.

                               Quarter Ended                   Six Months Ended
                                     June 30,                                                June  30,

                            1996 Change                          1996
Change
              1996   1995   As % of 1995   1996   1995   As % of
1995                    (in thousands)                 (in thousands)
Revenues

  Metals            $338,259       $353,051                      (4.2)%           $663,042            $703,199             (5.7)%
  Transport                  39,283              51,241           (23.3)            %              71,223         98,766  (27.9)%

                    $377,542       $404,292                      (6.6)%          $ 734,265            $801,965             (8.4)%


Segment Operating Margins

  Metals             $ 9,562        $18,045       (47.0)              %            $16,665             $38,247         (56.4)%
  Transport                   4,232               4,325           ( 2.2)            %               3,963       $ 5,535   (28.4)%
                         $13,794         $22,370       (38.3)              %            $20,628            $ 43,782     (52.9)%

Return on Average Net Assets
                                                            Six Months Ended June 30,

                                                                           Annualized Operating
Margin
                                     Average Net Assets           Return on Average
Net Assets
                                   1996         1995    1996          1995
                                        (in thousands)

  Metals                                $351,500       $388,900              9.5              %           19.7              %
  Transport                                       102,200       122,500                7.8              %            9.0    %
  Corporate and Discontinued                          185,300            203,000

                                        $639,000       $714,400              6.5              %           12.3              %

Average net assets are calculated based on opening and closing monthly positions.

Segment Information

Metals - The following table shows the revenues and operating margins and the changes for the
business segments of the Metals operations for the periods indicated:

                               Quarter Ended                    Six Months Ended
                                      June 30,                                               June 30,
                            1996 Change                  1996
Change
              1996   1995   As % of 1995          1996   1995    As % of
1995
                 (in thousands)                      (in thousands)
Revenues

  Service Centers          $215,418            $221,630                        (2.8)%            $428,357     $441,486        (3.0)%
  Specialty Metals
    and Trading             122,841             131,421                        (6.5)%             234,685          261,713 (10.3)%

                    $338,259       $353,051                      (4.2)%          $ 663,042            $703,199                (5.7)%

Segment Operating Margins

  Service Centers            $4,323             $11,366           (62.0)            %              $7,117         $24,732 (71.2)%
  Specialty Metals
    and Trading               5,239               6,679           (21.6)            %               9,548          13,515 (29.4)%

                      $9,562        $18,045       (47.0)              %            $16,665             $38,247          (56.4)%

Metals revenues decreased 4.2% for the second quarter of 1996 compared to the same period
in 1995 and 5.7% year-to-date, compared with the first six months of 1995.



The decrease in service center revenues for the second quarter of 1996 compared to the second
quarter of 1995 relates to lower average selling price per ton, due to lower industry pricing, and
to a lesser extent lower volumes.  Average selling price per ton of general line product was $39
per ton less in the quarter ended June 30, 1996  compared to the same period in
 1995.
Average selling price per ton of flat rolled product was $26 per ton less in the quarter ended
June 30, 1996 compared to the same period in 1995.  Although volumes are down from the
second quarter of 1995, the levels experienced are strong when compared with historical tons
shipped from Canadian steel service centers.  For the six months ended June 30,
 1996, the
decrease in revenues of 3.0% compared to the six months ended June 30, 1995, is
 a
combination of lower volumes and lower average selling price per ton.

The lower volumes combined with lower pricing resulted in a 62.0% decrease in segment
operating margins for service centers in the second quarter of 1996 compared to the second
quarter of 1995. Margin pressures experienced in the second quarter are expected to continue
throughout fiscal 1996.

Specialty Metals and Trading combined had lower sales of 6.5% in the second quarter of 1996
compared to the second quarter 1995.  This is a combination of reduced volumes and pricing in
the specialty businesses, partially offset by increased imports in the Trading operations.  On a
year-to-date basis to June 1996, Trading revenues are approximately 4.6% less than year-to-date June 1995, and specialty businesses account for the remainder of the decrease in revenues compared to 1995.

Trading segment operating margins improved slightly for the second quarter of
 1996 compared
to the second quarter of 1995 related to the higher volumes in the second quarter 1996.
Specialty Metal businesses had a lower segment margin for the second quarter of
 1996
compared to the second quarter of 1995 related to lower selling prices and lower volumes.

Transport - Reduced revenue and operating margins in the Transport operations for the
quarter ended June 30, 1996 relate primarily to the absence of the White Pass
 Petroleum
operations sold  effective May 31, 1995.  The revenue from Transport operations for the three
months ended June 30, 1996 represents 10.4% of total revenue, compared to 12.7%
 for the
three months ended June 30, 1995.  Thunder Bay Terminals experienced similar revenues and
operating margins as compared to the same periods last year.  Tri-Line trucking operations
had increased revenue of 3.7% due to higher volumes although lower pricing resulted in
operating margins of 4.5% for the second quarter 1996 compared to 5.6% for the second
quarter of 1995.  White Pass Rail has had a strong start to their tourist season with revenues
for the quarter approximately 9% higher than second quarter 1995, due to higher passenger
counts in May and June, resulting in an increased segment margin.





Consolidated Results

Revenues - The decrease in consolidated revenues for the quarter and year-to-date results from
decreases in both Metals and Transport as discussed above.

Operating Margins - The decrease in segment operating margins from continuing operations of
$8.6 million for the quarter ended June 30, 1996 is mainly a result of lower margins in the
Metals operations as discussed above.

Interest Expense - The following table shows the components of interest expense.
                    Second      First  Fourth    Third  Second
                    Quarter  Quarter  Quarter  Quarter  Quarter
                       1996              1996              1995          1995           1995
                                                     (in thousands)
Interest
  Long-term
     Fixed Rate                       $  861            $  856       $  863         $  870         $  861
     Floating Rate                              4,334            4,670          4,512          5,507          5,477

  Short-term
       Operating Loans                 1,855             1,506        2,588          2,905          4,253

                             $7,050            $7,032           $7,963         $9,282        $10,591

During the second quarter of 1996, the Company adopted the disclosure and presentation
required under the new financial instruments section of the CICA Handbook related to
Convertible Debentures.  This presentation splits the 9% Convertible Debenture, previously
disclosed under shareholders' equity, into a debt component and a shareholders'
 equity
component.  Correspondingly, the interest expense has been reduced to show only the portion
related to the liability and the remainder of the payment to debenture holders net of tax is
treated as a dividend distribution from retained earnings.  Prior periods have been restated to
reflect this presentation.  The income statement impact of the change was to increase net
income by $1.3 million for the six months ended June 30, 1996 and $1.2 million for the six
months ended June 30, 1995.  The earnings per share remains unchanged.

In April 1996, the Company entered into an interest rate conversion agreement which
swapped the fixed rate 8% debenture to a rate that floats with Canadian Bankers
 Acceptance
rates.  This agreement reduced interest expense by $96,000 in the second quarter of 1996.  Due
to the two items discussed above, the interest on the 9% and 8% debentures are included
under floating rate in the interest table and prior quarters have been adjusted to reflect this
change.


The lower floating rate interest expense for the second quarter of 1996 compared to the
second quarter of 1995, primarily related to a more favourable interest and exchange rate in
1996 on the U.S. note and the reduced interest on the 8% debentures described above.  The
table of average net assets employed (see page 2) shows that the average net assets for the first
six months of 1996 were $75.4 million lower than for the same period in 1995.
 The reduction
in short-term interest for the quarter ended June 30, 1996 compared to the quarter ended June
1995 is a result of the lower level of borrowings plus a lower interest rate in the second quarter
of 1996 compared to the same period in 1995.

Net Earnings - Net earnings from operations for the quarter were $2.4 million compared to
$5.2 million for the same quarter in 1995.  Year-to-date net earnings from operations are $0.6
million compared to net earnings of  $10.2 million for year-to-date 1995.  The reduction is a
result of the combination of lower Metals segment margins, related to lower average selling
price per ton and to a lesser extent lower volumes, and Transport segment margins offset by
lower interest expense.

Liquidity and Capital Resources

The average net assets employed, shown on page two, set forth the operating assets of the
Company for the Metals and Transport operations.  The remaining $185.3 million of corporate
assets mainly relates to discontinued operations and assets held for resale.
 The reduction in
the average assets of $17.7 million since June 30, 1995 was used to reduce interest bearing
debt. The reduction mainly relates to the sale of the Cashway operations in November 1995.

Corporate assets and assets held for resale are comprised of the following items:

                                                                 As at June 30,
                                                       1996                           1995
Deferred Tax Debits and Taxes Recoverable                       $ 73.8                             $ 65.1
Working Capital - Discontinued Operations                           --                               48.7
Property Held For Resale                                                    59.6                               64.7
Minority Equity Interest in Divested Operations                             13.4                               13.1
Deferred Financing Costs                                                     8.3                                7.1
Debt in Divested Operations                                                 22.6                               11.9
Other                                                                       10.4                               (0.7)
TOTAL                                                      $188.1                             $209.9

During the six months ended June 30, 1996, the Company utilized $26.5 million cash in
continuing operations.  Continuing operations generated cash from operations of
 $4.6 million
and utilized $22.2 million for working capital requirements, mainly related to seasonal
increases in the Metals operations, and $8.2 million in capital expenditures.
 Discontinued
operations consumed $1.2 million during the period related to previously agreed capital
expenditures on properties leased to Cashway Building Centres.



For the six months ended June 30, 1995, the Company utilized $9.2 million cash in continuing
operations.  Continuing operations generated cash from operations of $21.4 million and
utilized $30.7 million for working capital requirements.  The increased working capital mainly
relates to increased inventory and accounts receivable in Metals.  The sale of the White Pass
Petroleum operations generated cash of  $34.1 million, while the reconstruction of the White
Pass Rail dock and other capital expenditures utilized cash of $29.9 million.
 Discontinued
operations consumed $27.4 million in cash primarily related to seasonal accounts receivable
and inventory buildup at Cashway Building Centres.

The Company currently has a $350 million banking facility, which based on specified ratios the
Company has access to $213.3 million at June 30, 1996.  At June 30, 1996,
 $135.1 million was
utilized for bank borrowings and letters of credit.

The Company has no significant long-term debt repayments scheduled before 1998.
  The
current portion of long-term debt as at June 30, 1996 includes $16.6 million related to the
10.2% debentures retractable annually until due on July 13, 1998 and $4.9 million related to
the current portion of the 9% convertible debentures (see disclosure discussed under interest
expense).

The ratio of current assets to current liabilities was 1.7 at June 30, 1996 and
 1.8 at December
31, 1995.  The debt to equity ratio was 0.8 at June 30, 1996 and 0.7 at December
 31, 1995.


RECENT EVENTS

On July 19, 1996, the Company issued a press release announcing that they had entered into a
non-binding letter of intent with Samuel, Son & Co., Limited, a major Canadian steel
processor.  Under the proposed agreement Russel will acquire the majority of
 Samuel's
general line carbon hot rolled bar business and become a primary source of supply of general
line carbon hot rolled bar products to Samuel.  Similarly, Samuel will acquire the carbon steel
light gauge flat rolled coil business of Russel in Ontario and Quebec.  Samuel will be a primary
source of supply for Russel's carbon, stainless and aluminum flat rolled general line
requirements.  Russel will continue to service the general line carbon, stainless and aluminum
sheet requirements of its 20,000 customers.

The transaction is subject to regulatory conditions and the settlement of binding definitive
agreements.  It is expected to close by August 31, 1996.

OUTLOOK

The Company has experienced a stabilizing of metals prices during the second quarter of 1996
at levels lower than 1995 and the proposed divestiture of the light gauge carbon flat rolled steel
operations to Samuel, Son & Co., Limited will reduce the exposure to carbon flat rolled steel
price fluctuations.  The additional flat rolled bar business, to be acquired under the proposed
transaction with Samuel, Son & Co., Limited will enable the Company to utilize additional
capacity on its investment in the Milton, Ontario general line facility.

The future of steel prices is uncertain at this point, industrial demand remains at near peak
levels, but new supply capacity may destabilize pricing.

                        Russel Metals Inc.
            Reconciliation of Net Income to U.S. GAAP
            Quarter and Six Months Ended June 30, 1996
                              (000)

                                Quarter Ended    Six Months Ended
                                     June  30,                     June  30,
                              1996    1995      1996    1995

Net income as shown on the
financial statements                 $2,418            $5,244               $608        $10,230

Items having the effect of
increasing reported income

   Amortization of unrealized
   exchange loss (gain) on
   long-term debt                        38               (24)                34              6

Items having the effect of decreasing
reported income

   Unrealized exchange gain (loss)
    on long-term debt                   (15)              217                 41            240

   Distribution - 9% Convertible
    Debentures                         (646)             (592)            (1,289)        (1,162)

                                      _____             _____              _____          _____

Net income (loss) according
to U.S. GAAP                         $1,795            $4,845              $(606)        $9,314

                      Report to Shareholders

Second quarter earnings for Metals operations is higher than the previous three quarters, reflecting stable steel prices and continued strong demand for most products. Compared to last year, results were unfavourably impacted by the substantial decrease in hot rolled steel prices experienced in the last half of 1995. Transport profits showed seasonal improvement in the second quarter, and were unchanged from 1995.

SECOND QUARTER RESULTS

Second quarter revenue was $377.5 million compared with $404.3 million a year earlier, a decline of 6.6%.  For the six months ended June
30, 1996, revenue fell 8.4% to $734.3 million compared with $802.0 million for the first six months of 1995. While Transport sector comparable quarter and year-to-date sales advanced approximately 5% over last year, the disposition of White Pass Petroleum operations effective May 31, 1995 resulted in an overall reduction in 1996. Metals revenue declined by 4.2% and 5.7% respectively for the quarter and six months ended June 30, 1996. This decrease is due to a combination of lower volumes and lower selling prices, principally in the Service
Center segment.

The unaudited net income for the second quarter ended June 30, 1996 was $2.4 million compared with $5.2 million a year ago. The unaudited net income for the six months ended June 30, 1996 was $0.6 million versus $10.2 million in the first six months of 1995.

After dividend distributions, the unaudited net income per common share was
 $0.02 for the second quarter ended June 30, 1996, and an unaudited net loss of $0.04 per common share for the six months ended June 30,
 1996. The comparable figures for 1995 were unaudited net income per common share of $0.08 and $0.16.

REPORT ON OPERATIONS



QUARTER ENDED JUNE 30



                      1996       1995     1996 Change As % of 1995


Revenues
(in millions)

Metals            $  338.2     $353.1     (4.2%)



Transport             39.3       51.2    (23.3%)


                  $  377.5   $  404.3     (6.6%)


Segment Operating Margins

Metals          $      9.6  $    18.0    (47.0%)

Transport              4.2        4.3     (2.2%)

                 $    13.8  $    22.4    (38.3%)




SIX MONTHS ENDED JUNE 30


                      1996          1995    1996 Change As % of 1995


Revenues
(in millions)

Metals            $  663.1      $  703.2    (5.7%)

Transport             71.2          98.8    (27.9%)

                  $  734.3      $  802.0    (8.4%)


Segment Operating Margins

Metals           $    16.6     $    38.3    (56.4%)


Transport              4.0           5.5    (28.4%)

                 $    20.6     $    43.8    (52.9%)


ACCOUNTING CHANGE

The consolidated financial statements for the period have been restated to reflect changes in accounting presentation required by the Canadian
Institute of Chartered Accountants for 1996.  The substance of the change for the Company is to reallocate and restate the financial statement for the effect of the $75 million 9% Convertible Debenture, which is exchangeable into common shares of the Company. The required adjustments reduced interest expense but increased distributions from retained earnings by an equivalent amount, leaving earnings per share unchanged. The Debenture principal balance is now split between debt and shareholders' equity.

SUBSEQUENT EVENTS

In July 1996, the Company announced the signing of a letter of intent with
 Samuel, Son & Co. Ltd. for the acquisition of the majority of their hot rolled bar operations and for the divestiture of the Company's light gauge flat roll processing business in Ontario and Quebec. Under the proposed agreement, expected to conclude by the end of August, 1996, the Company will become a primary source of supply for hot rolled bar products to Samuel, and Samuel will be a primary source of carbon, stainless and aluminum sheet products to the Company.

This arrangement, together with other reorganization initiatives currently underway, will substantially improve profitability in the Company's central Canadian Service Center operations, improving both efficiency and service levels to our customers.

OUTLOOK

With metal prices forecast to remain at or above present levels, the outlook for the remainder of 1996 is positive. As the reorganization of Ontario and Quebec is implemented, with the Samuel transaction as a cornerstone, management expects improving levels of profitability to result. Further, we anticipate a strong second half in Transport, led by the
 White Pass tourist railway operation in Skagway, Alaska.

                        RUSSEL METALS/NEWS


FOR IMMEDIATE RELEASE

STOCK SYMBOL:                    TSE: RUS.A

  NASDAQ: RUSAF

RUSSEL METALS DECLARES DIVIDEND
FOR CLASS II PREFERRED SHARES, SERIES C


TORONTO (August 14, 1996) -- Russel Metals Inc. announced today that it has declared a
dividend of 46.875 cents per share on its Convertible Class II Preferred Shares,
 Series C, payable
on September 15, 1996 to shareholders of record at the close of business on August 23, 1996.

Russel is one of North America's five largest metals distribution and processing organizations,
with a network of 46 Canadian and 13 U.S. service centres, which provide and process a wide
range of carbon steel and alloy metal products.



                              -30-

For further information, contact:
David Fine,
Vice President
Planning and Communications
Russel Metals
(905) 819-7402
                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC   20549



                             Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934




For the month of      August , 1996.


                       Russel Metals Inc.


Suite 210, 1900 Minnesota Court, Mississauga, Ontario    L5N 3C9

            (Address of principal executive office)


[Indicate by check mark whether the registrant files or will file annual reports under cover
of Form 20-F or Form 40-F.]

Form 20-F                                  Form 40-F


[Indicate by check mark whether the registrant by furnishing the information contained in
this Form is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                                        No

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection
with Rule 12g3-2(b):
82- ______________.]






                           SIGNATURES




   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly
authorized.





  Russel Metals Inc.


 (Registrant)





Date:         August 14, 1996                       By:




 Randall B. Williamson
                                                   Vice-President, Treasurer and

 Assistant Secretary